UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Universal Business Payment Solutions Acquisition Corporation
(Name of Issuer)

Common Stock ($0.001 par value per share)
(Title of Class of Securities)

913384103
(CUSIP Number of Class of Security)

Gregory S. Konzal
Wellington Management Company, LLP
280 Congress Street
Boston, Massachusetts 02210
(617) 790-7741

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 913384103	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Wolf Creek Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 587,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 587,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14	TYPE OF REPORTING PERSON PN

(1) Based on 11,519,094 shares of common stock issued and outstanding as of December 28, 2012, as reported by the issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2013.

CUSIP No. 913384103	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Wellington Hedge Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 587,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 587,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 11,519,094 shares of common stock issued and outstanding as of December 28, 2012, as reported by the issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2013.

CUSIP No. 913384103	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer.

This Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Radnor Financial Center, 150 North Radnor-Chester Road, Suite F-200, Radnor, Pennsylvania 19087.

Item 2. Identity and Background.

The persons filing this Schedule 13D are (i) Wolf Creek Partners, L.P., a Delaware limited partnership ("Wolf Creek"), and (ii) Wellington Hedge Management, LLC, a Massachusetts limited liability company and managing general partner of Wolf Creek ("WHML").

Wolf Creek's principal business is that of a private investment partnership, the investment objective of which is to seek capital appreciation primarily through investing in a portfolio of equity and equity-related securities of companies that derive a major portion of profits or anticipated profits from the global financial services sector. Its principal business address is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210. WHML's principal business is that of purchasing, acquiring, holding, owning, selling, pledging, exchanging or otherwise disposing of any general partnership interest held by it and any other real property or assets. Its principal business address is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210.

During the last five years, neither Wolf Creek nor WHML have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Wolf Creek and WHML have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 2 to this Schedule 13D.

Wellington Management Company, LLP ("Wellington Management") acts as an investment adviser to Wolf Creek and WHML. As an investment adviser, Wellington Management may be deemed to beneficially own the securities held its investment advisory clients. Wellington Management has filed a separate Schedule 13D relating to the securities covered by this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Of the securities of the Company to which this Schedule 13D relates, (i) 566,979 shares were acquired by Wolf Creek in the ordinary course of business using its own assets, which in some cases may have included funds borrowed in the ordinary course in margin accounts, and (ii) 20,432 shares were acquired in connection with the closing of the Transaction described in

CUSIP No. 913384103	SCHEDULE 13D	Page 5 of 7

Item 4 of this Schedule 13D. As managing general partner of Wolf Creek, WHML may be deemed to beneficially own the securities of the Company to which this Schedule 13D relates.

Item 4. Purpose of Transaction.

The shares of Common Stock to which this Schedule 13D relates were initially acquired by the Clients in the ordinary course of business for investment purposes as a passive investment. This Schedule 13D is being filed on a protective basis due to the events described below.

In connection with certain of the business combinations described in the Company's Definitive Proxy Statement on Schedule 14A dated November 13, 2012 (the "Transaction"), Wolf Creek entered into an Option Issuance Agreement with certain stockholders of the Company (the "Grantors"), specifically: Bipin C. Shah, Peter Davidson, Frederick S. Hammer, Arthur F. Ryan, Robert Palmer, Richard S. Braddock, Jonathan M. Lubert and Ira Lubert. Pursuant to the Option Issuance Agreement, the Grantors agreed that if the Transaction was consummated and Wolf Creek did not redeem any of shares of Common Stock in connection with the Transaction, then concurrent with the closing of the Transaction, the Grantors would issue to Wolf Creek an immediately exercisable, five-year option (the "Option") to purchase up to 198,427 shares of Common Stock held by the Grantors at an exercise price of $0.005 per share. The Option provides that the holder thereof does not have the right to exercise the Option to the extent (but only to the extent) that such exercise would result in it or any of its affiliates beneficially owning more than 9.9% of the Common Stock. The Company is also a party to the Option Issuance Agreement for the sole purpose of (i) agreeing to register the resale by Wolf Creek of the shares of Common Stock that may be acquired upon exercise of the Option, (ii) agreeing to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing the agreement, and (iii) representing that until the Transaction was consummated there were material conditions to the consummation of the Transaction and agreeing that the consummation of the Transaction would in no event occur prior to December 28, 2012.

On December 28, 2012, the Company's shareholders approved the Transaction and the Company consummated the Transaction. As a result of the consummation the Transaction, (i) the Option was issued to Wolf Creek pursuant to the terms of the Option Issuance Agreement and (ii) all outstanding warrants of the Company were converted into shares of Common Stock, with each warrant converting into 0.1333 shares of Common Stock. As a result of the conversion of the warrants, Wolf Creek received 20,432 shares of Common Stock.

Neither Wolf Creek nor WHML is a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with the Grantors or any other person.

Wolf Creek and WHML each reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company's securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 913384103	SCHEDULE 13D	Page 6 of 7

Other than as described above in this Item 4, neither Wolf Creek nor WHML has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Items 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Wolf Creek is the beneficial owner of 587,411 shares of Common Stock. Such shares represent 5.1% of the issued and outstanding shares of Common Stock of the Company as of December 28, 2012. The foregoing excludes 198,427 shares of Common Stock issuable upon exercise of the Option held by Wolf Creek because the Option provides that the holder thereof does not have the right to exercise the Option to the extent (but only to the extent) that such exercise would result in it or any of its affiliates beneficially owning more than 9.9% of the Common Stock. Without such provision, Wolf Creek would be deemed to beneficially own 785,838 shares of Common Stock. WHML, in its capacity as general partner of Wolf Creek, may be deemed to be the beneficial owner of the 587,411 shares of Common Stock held by Wolf Creek.

(c) On December 28, 2012, in connection with the consummation of the Transaction described in Item 4 of this Schedule 13D, Wolf Creek received (i) the Option to purchase 198,427 shares of Common Stock pursuant to the Option Issuance Agreement and (ii) 20,432 shares of Common Stock upon conversion of outstanding warrants held by Wolf Creek.

On January 3, 2013, Wolf Creek sold 9,100 shares of Common Stock at $3.20 per share in the open market.

(d) Wolf Creek and WHML have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise expressly described herein in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among Wolf Creek, WHML and any person or entity.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1	Option Issuance Agreement, dated December 17, 2012, by and among the Company, the Grantors and Wolf Creek Partners, L.P., filed as an exhibit to the Current Report on Form 8-K filed by the Company on December 17, 2012 and incorporated herein by reference.
Exhibit 2	Joint Filing Agreement, dated January 7, 2013.

CUSIP No. 913384103	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2013

WOLF CREEK PARTNERS, L.P.

By: Wellington Hedge Management, LLC,
       Its General Partner

By: /s/ Gregory S. Konzal
        Name: Gregory S. Konzal
        Title: Vice President

WELLINGTON HEDGE MANAGEMENT, LLC

By: /s/ Gregory S. Konzal
        Name: Gregory S. Konzal
        Title: Vice President

EXHIBIT 2

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D (the "Schedule 13D") with respect to the common stock of Universal Business Payment Solutions Acquisition Corporation is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13D shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Dated: January 7, 2013

WOLF CREEK PARTNERS, L.P.

By: Wellington Hedge Management, LLC,
       Its General Partner

By: /s/ Gregory S. Konzal
        Name: Gregory S. Konzal
        Title: Vice President

WELLINGTON HEDGE MANAGEMENT, LLC

By: /s/ Gregory S. Konzal
        Name: Gregory S. Konzal
        Title: Vice President